Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 333-249468

PropTech Acquisition Corporation

NasdaqCM:PTAC

Analyst/Investor Day

Tuesday, December 01, 2020 7:00 PM GMT

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Contents

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Call Participants

EXECUTIVES

M. Joseph Beck

Co-CEO, CFO & Director

Thomas D. Hennessy

Chairman of the Board, Co-CEO & President

ATTENDEES

Austin Hintze

Cody Slach

Gateway Group, Inc.

Dave Klima

David Sherwood

Dena Singleton

Martin L. Heimbigner

Porch.com, Inc.

Matthew Ehrlichman

Porch.com, Inc.

Matthew Neagle

Porch.com, Inc.

Nicole Pelley

Kim Gibbs

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Presentation

Cody Slach

Gateway Group, Inc.

This is Cody Slach. I work at Gateway Group, which is the Investor Relations firm for Porch. And I’m going to kick things off today. So just to give you an idea of how this is going to go, this is a webinar. If you do have any questions as the team here gives the presentation, feel free to just type those questions in the chat function, and we’ll get to them at the appropriate time, which will be towards the end of the presentation. The session is being recorded, and it will be available for replay. If you have any questions after the end of it, you can always reach out to Gateway. Our e-mail is on the bottom of all the press releases.

Before I turn the mic over to Matt, I am required to read a safe harbor. So I’m going to do that now. So I’d like to begin by reminding everyone that this discussion may contain forward-looking statements. Including, but not limited to, with regard to PropTech and Porch’s expectations or predictions of future financial or business performance or conditions.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors in PropTech’s registration statement on Form S-4, as such factors may be updated from time to time in PropTech’s filings with the SEC, which are available on the SEC website, may cause actual results or performance to differ materially from those indicated by such statements. Each of PropTech and Porch are under no obligation and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

So now I’m going to turn over the call to Matt Ehrlichman, Founder and CEO of Porch. Matt?

Matthew Ehrlichman

Porch.com, Inc.

Appreciate it, Cody. Hello, everybody. I’m very happy to have everybody join. I’m very appreciative of the interest today and just interest and relationships that we’ve been building here from the time we started raising our pipe early through this process. We are Porch Group. We’re excited to host this session today, which will be our last public event before completing our SPAC IPO, which we anticipate in the second half of December. I’ll do some quick introductions, just to kick us off and on who is joining today, take us through the agenda, and then we’ll dive in from there.

But I’m the Founder and CEO of the company. With me, we have several members of our leadership team. Marty Heimbigner, our CFO; Matthew Neagle, our Chief Operating Officer; Nicole Pelley, who leads products; and Dena, who leads people. We also have Tom Hennessy and Joe Beck from PropTech Acquisition Corp. As many of you certainly know, Porch is going public through a SPAC and a merger with PropTech Acquisition Corporation. Appreciative of them joining into the partnership that we’ve built along the way.

One of the ideas and piece of feedback that one of our pipe investors had for us, which I think was just a great idea, and I’m appreciative of it, is to use an opportunity for investors to host a customer panel. And so we are doing just that today. And I’d like to introduce 3 home inspection companies or leaders of home inspection companies; Dave Klima from Aardvark Inspections, Dave Sherwood from Sherwood Inspections and Austin Hintze from Waypoint Inspections. Really appreciate you 3 joining.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

We also have 2 homeowners, who were homebuyers, I suppose, on the phone, that were introduced to Porch from their home inspector that Porch helped going to the move, and we thought it would be great to be able to ask them questions and allow our investors to chime with a few questions as well. But Kim Gibbs and Cheryl Pearson, congratulations on your new homes. And thank you, both, for joining us today. We do certainly appreciate it.

Here is the agenda that we have lined up for today. So there’s a lot of interest in Porch in what we’re building. And again, I am appreciative of that certainly. We are excited too. We are going to kick off with a company presentation. And so there’s many investors that we’ve talked to and we’ve gone through our presentation, but there’s many that haven’t gotten that story directly. And so we use this opportunity to provide just a short version, 20 minutes or so, so I can provide that background to you all.

We’ll then turn it over to Matthew to be able to go through and lead a customer panel. Nicole will take us through both a product demo as well as a product roadmap. Many of you all been able to dig in and have some conversations, have not had an opportunity to actually see some of the products. We’re happy to take questions there, certainly.

And then lastly, we will go through -- both myself, Tom Hennessy and Marty will go through just several business updates, how the business is progressing, certain Q3 metrics, so we can provide some color there. Some updates on our team and as much color and commentary as we can give in terms of looking forward. Obviously, given we’re just now weeks away from going public, we are limited certainly by our counsel’s advice in terms of what we can share today. But we’ll do the best we can to just provide the color that’s appropriate as we move to this next phase.

As Cody mentioned, we will wrap with Q&A. So we’ll spend the balance of the time going through questions that people have. And we’ll look to wrap here in a little less than a couple of hours.

So I’ll kick us off just to be able to give some color in terms of where we are as a company, our strategy and what we’re building. We’re building something that we’re certainly proud of and very excited about in terms of what’s ahead for the business. My personal background, I’ve been a technology entrepreneur for my -- basically my entire life. I’d started my first company while I was at Stanford. It was a software-as-a-service company, had a good run, built that company up, bootstrapped it and sold it for a little more than $60 million after a 6-year run. Built the next company up through its IPO about 9 years ago and then wanted to start one more company.

And so like I say, and I joke about, this is my last company, and I have, in fact, promised my wife that it is my last company. Because it is -- for me, it’s about trying to go build something, one thing that is going to make a real dent in the world and solves a real problem. And so as I was building Porch I was in the process of building a home with my young family, and it was massively painful that whole process, moving in was massively painful. And Porch was born to be able to really go after what is people’s largest asset in their lives, their home and to make it simple.

The Moving is the third most stressful time in people’s lives behind only death of a family member and divorce. And that just doesn’t make sense to us. That should be this easy, exciting, delightful process. It should be as easy as it is to an executive or a CEO when you get a corporate relocation, and you’re able to just turn everything over and have it all just happen for you. And when people move into their homes, the ongoing maintenance is almost as challenging where owning a home is much more difficult than it is to rent, where again everything is handled for you. And we fundamentally believe that as we look forward here as a company that we can change how people take care of their homes and move in and live in their homes and make, again, what is their largest asset in their lives easy.

Now we’ve taken a unique approach to that vision and purpose, where we really have built Porch as a vertical software platform for the home. And so we are a software company that works with a variety of industries, a variety of home services verticals, partnering with, whether it’s home inspection companies, moving companies or others, to be able to provide ERP and CRM software to those businesses to help them modernize their business and to help these companies grow. That’s really where it starts for Porch. Now we’ve approached that software platform that we have and taken a different spin, I would say, actually, really more of a [indiscernible] how to price that software, where we have a software plus transaction revenue model.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Those companies that we work with can choose to pay us directly for the software fees. That we -- for the software that we provide them or if they like, they can be able to pay us instead by giving us access and introducing us to their consumer, to their homebuyer. We then are introduced as the moving concierge to that homebuyer, very, very early on in that journey that homebuyer has with their new home to be able to make that whole process simple. And Porch generates most of our revenue through services when we help those consumers move into their new homes. So the consumer does not pay us directly. But Porch generates revenue, this B2B2C transactional revenue by getting paid from big insurance carriers or TV and Internet companies or moving companies as we help that consumer go through that journey with their home. And as we do so, we’ll save that -- those consumers money on those services versus if they have gone directly to those companies.

Porch brings owners back to the companies that we partner with to really complete that flywheel. And as the consumer becomes more and more valuable to Porch, in turn, the companies become more and more valuable, really unlocking very compelling unit economics. Right now, when we go to market, we have 30x LTV/CAC unit economics, which allows us to be able to go and sell software to more and more companies and more and more aggressively as we look forward here.

So that flywheel is very unique in the home services space, there’s nobody like us, but it’s a very similar flywheel to an open table, as an example, where they would provide software to restaurants through that relationship, get access to the consumer, where they monetize the transactions and drive demand back to those companies. Fortunately, for us, we play in a much larger TAM, much larger market, and where OpenTable might make a dollar per transaction. When we help consumers with key services, we can make $1,000 per transaction, even though it’s less expensive for the consumer. And so that is a really unique opportunity for us to build a very large company.

Now as we go through that flywheel, just provide a little bit of color. When people go to porch.com, they often don’t even know that Porch is the largest provider of software in the home inspection industry, as an example. So we operate a number of different brands, porch.com being 1 of those brands. But ISN is one of those brands where, again, right now, we have 26% of all home inspections that happen in the country are managed in our software platform today.

HireAHelper is our brand, the moving industry, where we provide back end CRM software to move in companies as well as demand back to those moving companies. In total, we work with approximately 11,000 companies today that we provide software and services, too. They range across a number of industries, and this is stack-ranked for us. So of that 11,000 companies that Porch works with about half of those, about 5,500 of those are home inspection companies, moving as the second largest vertical for us in utilities and so on. And not only will we go deeper into these existing verticals as we complete our IPO, we will be expanding into additional verticals across home services as well.

We provide an entire CRM system for these companies, all the different tools they might need to be able to run their business, whether it’s calendaring in CRM, whether it’s online booking and integrated payment processing, dispatch, routing optimization. It’s the entire tools that these companies need to be able to run their business and to really grow. And like I’d mentioned, we’ve innovated around the pricing model. So while they can pay us with software fees, we really encourage those companies to be able to pay us with customer access. Because not only is it a way better deal for those companies, and they’re able to really, really benefit in terms of their own P&L, it’s also better for Porch, and it’s better for the consumer. Because when the company like a home inspection company pays with customer access, their consumer gets better taken care of by having a moving concierge for free. They like the inspection company better, and those inspection companies or other industries see lifts in their own NPS scores, typically around a 20-point lift in their NPS scores, and it’s 6x more valuable for Porch when they pay us that way. So it works well for everybody, and we really have encouraged companies to move to that model.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

In total, like I’d mentioned before, we right now see a 30x LTV/CAC when we’re going to market and be able to sell our software into more companies. And that is a fully burdened LTV. So all the way down, taking into account all the variable costs all the way down to the contribution margin level. So it certainly screams for us to be able to go and invest more aggressively, which we’re excited about. As we hope those companies with software, again, a subset pays us with sub-SaaS fee, right now about 59% of companies pay us the SaaS fees and about 41% of companies will pay us with access to their consumer and introductions to their consumer.

So all up, that gives Porch really uniquely large access to homebuyers. We have 65% of all U.S. homebuyers going through our platform, 27% of all U.S. homebuyers, each month, we have call and marketing rights too as the moving concierges. So very, very large scale. But the timing of that is particularly important. Historically, when homeowners have moved into their home, and I’m sure Cheryl and Kim saw this just recently, you’ll change your address at the USPs and you just get bombarded with direct mail from all kinds of different brands and all kinds of different companies. That’s today’s mover marketing, how companies will try to reach consumers because movers are so valuable. There are so many purchases that happen at that moment in time.

The Porch is getting introduced to those consumers from companies, from the 11,000 companies that we work with 6 to 8 weeks prior to that. And that gives us a really unique opportunity to be able to help that consumer when they need help, which is in that period of time, in that 2-month period of time, 71% of the major purchase decisions are being made that relate to that new home. And Porch is teed up to really be able to help them with really important services like insurance or moving or TV and Internet.

In addition to helping them directly as a moving concierge, it’s one of our growth opportunities if we look ahead, is move or marketing, where we can go to those brands and simply get them to shift this massive amount of spend from after the move to much earlier. And we’re excited about that opportunity. So as we can access to that consumer, we then help them with the services that they need. And again, we’ve really focused on the highest value services. We’ve gone particularly deep into insurance because it is the highest value service in the home. And more than a year ago, we stood up our in-house insurance brokerage called Elite Insurance Group, where we’re now licensed across all 50 states to be able to help consumers be able to compare all different types of insurance prices. These are the services that we focus on today, and which generates the majority of our revenues through that B2B2C transaction model.

Insurance and Moving are the largest 2 services in our move-related services, which are in green, security and TV Internet also meaningful for us. Once the consumer is in their home, we will help them on an ongoing basis with all the different maintenance or improvement tasks as we connect them to contractors and help them to get projects done. Across the board, these are very lucrative services for us with different revenue models. Insurance, as an example, we get paid from these large carriers in annual commission fee, which creates a very high lifetime value for Porch. If you look at things like moving, we get very high take rates. Security, TV/internet pay us an upfront bounty. But because those customers are expected to stay with those services for a very long period of time, we get paid very well, while also being able to provide a great deal -- a uniquely great deal for consumers.

As we look forward, there’s a few things I’d like to highlight. One is that we expect to build a really big business. So the whole purpose for me in starting this company, after having built a couple of things in the past, is to try to build something really meaningful. We’re not just out to build a good business, a nice business, but we want to be, and we believe we’re set up with our strategy to be able to become a category winner. If you look at where we are, there’s different levers that we have as we think about the growth.

In terms of that core business growth, we expect to be able to grow sustainably very well by selling software into more companies and leveraging our unit economics. Having more companies moving from paying with software fees to paying us with customer access and introductions where they’re worth more and then helping consumers with more services. And so as we help consumers with more services and generate more revenue per service, we make more money. And at the same time, the consumer has a better experience. Every inspector is worth more to Porch. And that allows us to be able to go and be able to add more inspectors to be more aggressive with pricing, the value we can provide them to make that whole system expand.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

But in addition to that core business growth, there’s 3 large levers as we look ahead. One, I’d mentioned, which is mover marketing, where we do expect to be able to go deeper there against that opportunity and leverage, the fact that these consumers want discounts into major retailers and would love to get that earlier. We’d like to be able to make that available to them should they like it.

In terms of insurance, this is a key opportunity for us, and we’ve made big investments over these last several years. But given, again, it is the highest value service in the home, we’re excited about after we’re public to be able to go deeper in the value chain of insurance and being able to go from a brokerage today to become a managed general agency and likely do that through acquisition to be able to accelerate that process. Where we can be able to capture more than twice the commission rates than we do today. It’s a big opportunity for Porch.

And then lastly, we will expand and take our platform into additional verticals around the home, both organically and inorganically with M&A. As we have gone deep into industries like the inspection industry, one thing that I’d like to highlight is just how uniquely strong our value proposition is. That’s what’s helped us be able to build very, very large share, really a very, very dominant position in the home inspection industry that we believe we can go and continue and replicate in a number of other verticals.

But if you look at the value proposition there in the top in turquoise, we’re able to go to a home inspection company, and we’ll say, great, you get the best software in the market, and you can get it for free. In addition to that, we’ll provide you with our moving concierge solution, the moving dashboard that you can provide to all of your consumers. That we’ll actually -- and we’ll give that to you for free, and that will lift your NPS scores by 20 points and allow you to provide a better solution to your consumer. And by the way, will drive demand in jobs and put that back on your calendar. That’s a very unique value proposition in the market.

But at the same time, while we do that, you can see on the bottom here that we have very strong NPS score, it’s 73 NPS in terms of how inspectors view us as a partner. And these inspectors are growing at a very rapid eclipse. They’re becoming more valuable to us each year. We have 134% annual net revenue retention. So we have very, very low churn. The companies that continue to stay on have continued to increase in value over time as we help them to grow and as we can make that company more valuable as well as their consumers more valuable.

And I just comment on the pricing model, I think, is, again, very unique and create some really compelling advantages for us, where we are able to essentially do a price increase every single month for inspection company that they don’t feel or it doesn’t impact their business at all. Because as we’re able to go and present more services to consumers. In the future we will help with electricity or help with warranty or help with solar. As we continue to layer in more services, we can make that a better experience for the consumer. At the same time, generating more revenue for Porch and making that company that much more valuable to us. Obviously, if they were to charge us the monthly fee and raise it every single month, you’re not going to see anything close to a 73 NPS and that really creates a very compelling dynamic.

As we look at some of those core business opportunities, not only do we have that strong value prop and unit economics we can invest behind, but you can kind of see the opportunities here in these 2 graphs. When a company is paying us with SaaS fees, they’re paying us around $4 per customer today. When they decide to pay with customer access, it’s a much better, again, experience and offering for that company. But at the same time, the inspection company becomes -- is worth about 6x more to Porch overnight, which is a great thing for all parties involved. But we really do feel like we’re just getting started, as you can see on the right-hand side of the slide.

Well, $25 is great in terms of what we generate per homebuyer on average. And again, that’s not necessarily to everybody we talk to or certainly not anybody that purchases a service, just on average, and a company’s customers are worth about $25 to us. But as we just deliver what I’d mentioned at the very beginning, this experience feels like a corporate relocation where everything is just handled for the customer. It’s a $2,300 revenue opportunity for us, for consumer. And we’ll never get all the way there to help consumers with every single service they’re going to need help with. But certainly, we expect to continue to make progress, layer in more services, layer in more self-service, continue to just help them make that move easier and easier. And as we do so, we were able to generate more revenue and provide a better experience at the same time.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Like I mentioned, M&A is a big opportunity for us and is one of the reasons that we’re going public a SPAC to be able to accelerate this process and to be well-capitalized. We have done a couple of acquisitions, some acquisitions in the past, and ISN will be one of those, HireAHelper would be one of those. And we have been able to create significant growth very rapidly as we’ve taken those companies and layered them into our platform. That’s something we expect to be able to replicate, and we’re excited about having the capital to be able to play offense and be aggressive.

Right now, there’s 150-plus companies that are active in our pipeline, 7 that are deep in discussion right now that represent $180 million in revenue at very accretive multiples. We’ve mentioned in the past, it’s less than 2x revenue multiples, and that’s coming in for us even stronger. And so we’re certainly excited about getting on the other side of this IPO and being able to take advantage of the opportunity to expand our platform and both go deeper in insurance as well as into new home service verticals.

And then lastly to wrap, as we met investors along the way and as we have gone through our pipe process, which went very well. I’m happy to talk more about that for those that aren’t aware. But I think this is one of the slides that really has helped to crystallize that unique software pricing model. We have all of the benefits of typically -- I’d say, traditionally priced SaaS, monthly [indiscernible], where it’s predictable, repeatable, very, very low churn, and we go to market by selling software to companies. So it’s very tactical, clear go-to-market.

But if we were to only charge a monthly fee, and that’s it, our TAM, the available market opportunity would be a sliver of what it is today. And with our transactional pricing model that we’ve layered on top, we’re able to access the best parts of a marketplace without all the challenges of the marketplace. We now have this massive TAM, a $220 billion TAM that’s available to us in the U.S. only, but don’t have to balance supply and demand.

We don’t have to worry as much about any direct-to-consumer channels nearly like we would if we had deployed a different strategy. And so you can see in the middle what the combination this model creates, where you have this predictable reoccurring revenue engine, again, very sticky, very low monthly churn from our software customers, high gross margins, 30x LTV/CAC, massive market opportunities in front of us and now levers to pull, we can go and sell and acquire more companies, layer in more modules for those companies over time. And being able to help consumers with more services and generating more revenue from each service over time, all of which can help create very rapid growth for a long period of time.

Before we turn it over to the customer panel, I did want to just take a minute, I’ve not had the opportunity to talk as much about this with investors in the past, and it’s so important to our company to be able to just share really who we are. And so I wanted to be able to introduce Dena Singleton, who is our VP of People, leads HR and People, to be able to just share briefly, maybe a minute or 2, Dena, around our values and who we are as a company.

Dena Singleton

Thanks, Matt. In order to have a full picture of Porch, it’s important that we talk about our values because our values are what we know have been part of our success in the past and are also part of our path to success in the future. In the conversation today, you’ve already heard Matt talk about our growth plans for the future, which are directly connected to our values of be ambitious and salvage problem. We go through a rigorous hiring process where we interview our talent to make sure that this is a core piece of how they think about addressing work and how they think about and whether or not they’re strategic thinkers.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

And so this core value of being able to just continue to work through all of the difficult challenges of building the business is inherent in everyone that we bring into the company. Additionally, you’re about to hear from our customers and some of our partners, and they’ll tell you about what it means to work with an organization where we are jerk-free and ego-free. What that means is that we spend a lot of time listening to our customers, listening to our partners and listening to each other. And again, that gives us that competitive advantages -- advantage that allows us to not only do things that are great for our customers, but great for Porch as well.

When you talk to our team members, they’ll tell you that we think about caring deeply and winning together as essential elements of being part of the Porch team. We’ve designed our compensation and our career development paths directly connected to making sure that our employees know that it’s more than just them coming to work every day, but it’s really about us winning together both as employer and employees. Thanks, Matt.

Matthew Ehrlichman

Porch.com, Inc.

No. I appreciate it, Dena. Yes, I would just layer in that, again, just to emphasize the point, which maybe is the common point to make, but it’s certainly sincere. We do think there’s an opportunity to build something really big overall extended period of time. And I just think in order to be able to do that, you have to have the DNA and the bones in place. And it’s not like we’re perfect. Certainly we wouldn’t claim that. But we do think that we have the bones here with the values that we really do try to live and interview on and hire and fire on and promote on that allow us to be able to build something over an extended period of time.

Okay. Let’s keep moving here. We’re right on schedule. Matthew, why don’t I go ahead and turn it over to you? Maybe you can take a minute just to introduce yourself to the group here, and then we can dive right into the customer panel.

Matthew Neagle

Porch.com, Inc.

Hi, everybody. Nice to be here. Thank you for joining us. I’m Matthew Neagle. I’m the COO at Porch, and I lead the day-to-day operations of our different business divisions. I’ve been with the company for the past 7 years, so from the very early days, and previously worked in product and operations at Amazon and Google. And I’m very excited today to lead a customer panel with both inspectors and homeowners who experience our products and services. Today, you’re going to get a chance to learn more about the inspection industry, how we help inspectors with our software and how we help the consumers of inspectors with their move.

To get us started, what I’d like to do is get a little bit of background on the inspection industry. We have 3 fantastic inspectors here with us today. If each of you could take a minute to talk about the business you’ve built, how many inspectors are on your team and some color about how long you’ve been in the business and what sets you apart. Let’s start with Dave Klima.

Dave Klima

Hey, everyone. Thanks for having me on. My name is David Klima. I’m the President and Co-founder of Aardvark Home Inspectors, which is a home inspection company that we started in 1998 in the South Bend, Indiana area. We started our company with $1,000 in a 12x12 room. And if we fast forward to today, we now employ 42 people. We’re actually recognized as one of the largest home inspection companies in our industry in terms of number of inspections we perform every year, the amount of sales that we do every year and the number of people that we employ. I say that our growth can be attributed to being a great company, giving great service, being a standup company and always being forward-thinking and innovative. And I also am the Co-Founder and President of InspectedHouses.com, which is a new platform that we just started, and a lot of people kind of compare that to CARFAX for houses. And I’m really honored to be here today with all of you and share my thoughts about ISN and Porch.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Matthew Neagle

Porch.com, Inc.

Thanks, Dave. Austin, can you share your background?

Austin Hintze

Absolutely. So my name is Austin with Waypoint Property Inspection. We’re a family-owned and operated company based in Tampa, Florida. I’ve been around for 15 years. My father actually started the company on his own 15 years ago, was a single-man shop until around 2013 when he got so busy that he had to make the decision to turn away a bunch of business or grow the company. So my uncle actually joined as the next full-time team member in 2013. I came on board in 2014. So I’m probably unique out of the inspectors on this call as in I myself am not a license inspector. I don’t have the desire to go into those hot Florida addicts or go underneath those false faces. My focus is actually more on just the general business operations and currently focused on implementing systems and technology within our company. I think what makes us unique in the industry is I’m also a coach of other business owners in the home inspection industry. So we get to have some visitors across the country that come by, take a look at our office operations, our marketing operations and give them some good information to go back and build their businesses with.

Matthew Neagle

Porch.com, Inc.

Thank you, Austin. Dave Sherwood, let’s hear about you.

David Sherwood

Yes. So thank you for having me on. The industry, the home inspection industry started in the mid-70s. And it was common that inspectors were former contractors and maybe some engineers sprinkled in there. And I started in 1982, pretty early beyond in the industry. There’s been a lot of growth in the industry since then. And now what we’re finding is instead of it being a second career for a lot of people, it’s now becoming first career for a lot of young people. And with that, they bring with them a lot of savvy technology. And so the industry is really shifting for home inspectors from your standard home inspector that was a contractor to now for people that understand technology and want to implement that as part of their home inspection business. So I think we’ve grown certainly from just myself for many years, to 11 inspectors. We have 2 environmental techs. We have 1 engineer. And we have a group of office and marketing team. So this all has become possible because we have systems now in place, such as our CRM systems like ISN that help us grow and help us continue to support our clients.

Matthew Neagle

Porch.com, Inc.

That’s great. Thanks, Dave, and thanks for sharing a little bit about how the industry is changing to be much more open to using technology. We certainly see that trend. Austin, could you share a little bit about kind of what makes the home inspection industry unique compared to other industries? And maybe walk us through how you get involved in the home buying process in the role you play with homebuyers as an inspection company?

Austin Hintze

Sure. So I’ll touch on that last one first. The home buying process can be short, can be long, depends really on the client who’s looking to purchase the home and how long it takes them to find the right one. Our role, when you look at it from the marketing side, starts way before that, right, because we rely on realtors as our main referral source. So we’re out there trying to generate business before we even have a potential client to do an inspection for. But when it comes to the actual inspection process, we come in during what’s typically a 7- to 10-day inspection period.

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And that’s when we perform that full inspection, provide a detailed inspection report to that potential homebuyer. That report includes things such as major defects in the home, material defects in the home, general maintenance recommendations, basically giving them that full overview of what they’re getting into, so they can make that informed decision on if that’s going to be the right home for them. So we provide them with that detailed report. They look through it, make those decisions, get any licensed individuals such as plumbers, electricians that need to come out to do further evaluations and then decide if they want to purchase at home or not. And then we still stay involved even after that process is complete because there are other services such as annual checkup inspections that clients can really benefit from. So we’re involved way before the process starts, and we’re involved even way after the process ends when it comes to the actual home buying itself.

Now what I think makes our industry unique is, from what I’ve seen, and I’m sure all industries can say this to an extent. But from what I’ve seen, people that become home inspectors or join the industry are doing so because they have a true desire to help people. Homebuyers are making what’s going to be potentially the largest purchase in their life, and they’re relying on our expertise to give them an informed picture if that’s a good purchase for them. So you really do have to have that passion for helping people because you are helping people at a major point in their life.

Now what I see being interesting as well about our industry is that we’re starting to see more and more local companies that are growing and being leaders in their geographic market. So for us, we currently have 18 team members. And here in Tampa, Florida is a huge state. But here in Tampa, that makes us one of the largest companies in our region at only 18. So we’re still small, but there’s huge room for growth and huge potential. And I’m seeing more of that around the country where you have these inspection companies that are really starting to grow in their geographic markets and leading the industry.

Matthew Neagle

Porch.com, Inc.

Thanks, Austin. Yes. I -- we appreciate how much inspectors care about helping customers. And that’s one of the things we enjoy about working with you guys. You talked a little bit about growth. Let’s hear a little bit from Dave Klima, tell us more about the growth of your business and how has Porch, in particular, ISN helped you to grow.

Austin Hintze

Well, our business has really grown over the years, and I think using technology has definitely been one of those factors. I mean, back in the day when we started we would handwrite reports and send reports out 4 or 5 days later. And that’s what we did. But I thought to myself, well, if they can make, bake and take a pizza to someone’s house in 30 minutes or less report out the same day. So we got on the technology bandwagon early on in using digital reports and e-mailing them out with pictures and all that kind of stuff.

But scheduling and communicating was still kind of the old-fashioned way, and handwriting things down and maybe using Google Calendar and struggling through that process. So when ISN came along, we jumped right on board because it’s an awesome platform. I mean, it’s helped us in so many different ways. First and foremost, helps us with our communications, like we can put everything into schedule, we can communicate with everyone via e-mail. We actually know that they open the e-mail. So now we’re not getting complaints like, “Hey, you didn’t tell me my home inspection was this day.” Sends automatic reminders to the agents and to the customers. So it’s really helped us a lot with our communication and helped us with our service.

It’s helped us with marketing because we can use ISN to market to real estate agents. We can send them e-mail blast. We can send them text messages, has helped us with marketing to our customers, like after the inspection, we can send them things. So part of our division is we provide pest control services. So 3 or 4 months after the inspection, we can send an e-mail to a client, offering them pest control services. So there’s some CRN ability there.

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We can use it to promote ancillary services. A lot of home inspectors now are not just looking at houses. They’re doing sewer scopings and radon testing or radon mitigations or mold testing and all of those types of things. So there’s different ways that we can use ISN to actually up-sell our products and services. Sometimes people might call just for home inspection, and they don’t want the radon and all of that. But through the e-mails we send out, we can actually convince them to do a radon test. We can also use it to collect payments. That’s really nice. People can just pay online. They can sign all of our legal documents online. So it’s an amazing platform that way. A lot of home inspectors can use it for online scheduling.

A customer or a real estate agent can go online and schedule their appointments, and then it will show up in the home inspector’s Google calendar. So that’s really awesome. Realtors also have a dashboard that they find valuable that they can actually use and they can look at any inspection we’ve ever done for them with a click of their fingers on their phones. They can schedule inspections that way. So I mean I could go on and on about all of the shares that ISN has. But it’s -- we probably, in my opinion, one of the best programs that we have available as home inspectors to use -- to help us grow our business and stay organized and communicate with real estate agency and our clients.

Matthew Neagle

Porch.com, Inc.

Thanks, Dave. That was great. Let’s hear from the other inspectors about how important ISN is to your business and what feature you think is most impactful? Dave Sherwood, you first?

David Sherwood

Sure. So ISN besides being great in their scheduling, I think most important to me is the uniformity of the pay structure. So there is a part of the program where when we send our link out for our report, it sends an e-mail, and it tells the client, have you paid. If you haven’t paid, go here and collects payment, and then great. Now here’s your report. So what makes that so valuable, I remember the days where I’d spend half of my time doing inspection and the other half chasing people for payment. That doesn’t happen anymore. Gone are the days of bounce checks and worrying about where the next payment is going to come from. So I think the program that I get most excited about that helps our bottom dollar is the fact that the payment structure is filled out, and it’s integrated as part of the scheduling and the ISN program, and that helps us the most.

Matthew Neagle

Porch.com, Inc.

Yes. Yes, payment processing is a key feature for us. Austin, what about you?

Austin Hintze

Yes. So Dave touched on some of the marketing already. But one of the key points for our marketing team with ISN is being able to quickly look up an agent and see how many inspections they’ve done with us. Or when their last inspection was. So if we meet somebody at an event, we can see have we already worked with them. When did we last work with them? If it’s been over 6 months, why haven’t we worked with them since then. Do we need to get them in a reengagement campaign to get them back with using our company for inspections. So using the marketing pieces, I think, are key. And going back just to ISN as a whole, and I say this without exaggerating. I don’t think our business would be where it is today if we didn’t have ISN in place because it is truly the backbone of everything we do from scheduling to payments to business reports to marketing, everything that we do as a company runs through ISN. So I definitely want to give huge kudos to ISN because I think a lot of companies are in the same position as us as there’s nothing out there like it right now. And there hasn’t been in the past. And so it’s really helped us grow to the place that we are today.

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Matthew Neagle

Porch.com, Inc.

Thanks, Austin. Dave Sherwood -- let’s talk a little bit about competition. What are the other kind of software systems you’re seeing out there? What do you hear from other inspectors about the different software choices available?

David Sherwood

It’s a good question, and it’s something that I think about a lot. Porch is obviously, and ISN, are a very critical part of our marketing program and operation of our business. So I travel around the country teaching on a regular basis, and I connect with inspectors all over the country. So I get to hear a lot of stories. And what I’m noticing is there’s always these little companies that either pop up or these companies that adapt a niche program to satisfy the needs of a handful of inspection companies. What I also noticed is those are the smaller companies, the mom-and-pop companies that don’t look forward to growing, but want to satisfy their need right where they are. Not that those aren’t implementable into ISN or into Porch program, they are; however, it’s much harder for these smaller companies to run a program as big as ISN, and of course, the program that Porch does with contractors.

So therefore, I don’t see any competition out there. The great thing about Porch is if I come up with an idea that I hear from these other companies, then I can sit down with Porch and say, look, this is what they’re doing. What if we were to take it and twist it a little bit and expand on it, is that something that we can use with Porch? And then it keeps Porch in the front of the industry instead of trying to catch up. And we’ve seen this countless times. Of course, the purchase of ISN was a large one. And there’s been many others where they are implementing and improving on systems and components that these other companies strive to just start and try and tread water with, instead Porch seems to capture it, grow and more perfect it than I’ve seen other companies try.

Matthew Neagle

Porch.com, Inc.

Thank you. That’s helpful. So all of you are electing to pay for ISN by providing customer access to Porch and getting the benefit of offering your consumers moving concierge. So I want to talk a little bit about that. Dave Klima, tell us a little bit about why do you choose to pay that way? And what do you hear from your customers who are using the moving concierge?

Dave Klima

So if we paid the fee per transaction, per inspection that we do, it’s not a lot of money. It’s $4, $5. But at our volume, that’s a lot of money because we do 100, 150 home inspections a week, right? So that’s a lot of money when you add it up annually. But honestly, it’s not about saving the money for me of why we turned on Porch and our letting Porch contact our customers. First and foremost, when Porch got involved in the industry and acquired ISN, Matt Ehrlichman, let me fly out to Seattle, and he met with me in his office, and we talked about the home inspection industry. And he listened to a lot of the concerns that I had. And I suggested to him, “hey, you should maybe create an advisory board of home inspectors and get some of the who’s who in our industry and talk to you. And you know what, he ended up being a great extended business partner for our industry. So that’s why I have it turned on is because not only we have a program that we can use, but we have -- and we can use it for free, but we have a great extended business partner to work with.

And the other reason that we have it turned on is because there is a benefit to the client. First and foremost, they get a couple of hundred dollars in handyman services that they can use to hang our TV stand or get plumbing work done or painting or whatever they want to do, right? So that’s a benefit to them. It helps them offset the cost of the home inspection a little bit. But just to give you some stats, and in this, I think, it’s valuable. 95% of our customers opt-in for communication, only like 5% don’t.

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And of those 95%, Porch is able to make contact with 80%. I don’t know why it’s not 100%, but people are moving. It’s a hectic time of their life, maybe they’re not returning phone calls or not returning e-mails or whatever. But of the people that Porch actually contacts, 75% of them get at least 1 service. Maybe it’s an insurance quote or maybe it’s an alarm system or whatever it is, I don’t know what it is. But 3 out of 4 of my customers actually find the service valuable so that’s why I have it turned on. I mean it’s nice to save a little bit of the money in the ISN fees. But I think it’s a huge benefit to my clients, and I think that we have a great extended business partner in Porch, and maybe we’ll be able to talk about some of the things. Porch has done to help inspectors and for Porch to be more valuable to inspectors, too.

Matthew Neagle

Porch.com, Inc.

Thanks, Dave. On that, just do you see any opportunities for us to improve the experience further for the customers?

Dave Klima

Yes, absolutely. One of the things that we did just recently is we created a special text that goes to our clients while they’re at the inspection. And it’s a video about Porch. So it kind of explains Porch. So when they get a phone call from Porch, they’re not blindsided or anything like that. But I think it would be awesome if they could actually click on a link while they’re at the inspection and talk to a Porch assistant right then and there and maybe get the insurance quote that they want or a moving quote or any of that kind of stuff. And I know as a home inspector, when I have a client show up at the beginning of the inspection and they start following me around for 3 hours. Sometimes they get bored, and they’re looking for something to do. So that might be a good opportunity for some people to talk to a Porch assistant.

Well, other people may just want to focus on their inspection. But if they have that ability to do that, I think that would be really good. I think another thing that Porch could do to increase the experience, at least from my perspective, is I would like to have a dedicated group of callers calling on my clients versus like just whoever shows up in the queue. And I think that would be good if I had like 5 or 6 different -- 5 or 6 people that were dedicated to my clients. And we would get to know them maybe a little bit more on a personal basis and build relationships with them. So I think that would be good. And I think the other thought that I had as far as Porch being a great business partner is using their size of their company. It’s going to get even bigger now that they’re going to be going public. But using that size to help inspectors build their own SEO and maybe even generate home inspections or the home inspectors who have Porch turned on. I think that would be a huge benefit for us.

Matthew Neagle

Porch.com, Inc.

That’s great. And then before we talk to Cheryl and Kim, Dave Sherwood, what about you? Any -- what do you hear from your customers, any opportunities to improve that you see?

David Sherwood

Well, I think that my customers tell us that they love Porch. And so we know that, and I think that’s a great program. I think the one thing that could help going down the road is to be able to get more contractors in each area, sometimes niche contractors. Not all places have chimneys. But we have a lot of chimneys here in the [indiscernible]. So chimney contractor, maybe a pool contractor, but more importantly, not just getting those contractors, but getting those contractors connected with the inspectors so that you build a referral base on both sides. With Porch and then with the customer through us.

That would build a support system, not just concierge portion of it. But a support system that helps the inspector’s knowledge base and also helps the client. And then I know Austin had alluded to this a little bit. We like to stay in touch with our clients ongoing. It’s not just when they buy the house. It’s for years afterwards. And I start to feel a little old when someone calls me up and says, you inspected my daughter’s or my house, and now I want you to do my daughter’s house, and that’s wonderful. And for them to also transfer Porch is terrific. So we look into the future, and I see that with all this nesting in electronics, that there’s going to be a program here that we’re building where people can look down a menu and see the maintenance program that the inspector picked out for them, and now there’s going to be some work that needs to be done on that. And I think it would be great to build the relationship between the contractors in my area and Porch to unify that front to support the clients.

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Matthew Neagle

Porch.com, Inc.

Thank you for sharing your ideas. Let’s now talk with Kim and Cheryl, who were homeowners, who moved, they had all of the challenges and hard work with doing that, and we were able to help them out. We’d like to hear from you guys on your experience. Kim, let’s start with you, share a little bit with us what major move hard or challenging or interesting? And how did the Porch Moving concierge help you?

Kim Gibbs

Well, thank you for having me. It was an interesting time in Moving. I do not recommend Moving during a pandemic. However, if you have to, it is nice to have Porch. I think the biggest support was when the Porch person called and really just said what the services offer and how he could help. And that was music to my ears because it was a very busy time. My house sold in 6 days. So I had to quickly find a place, and there was a lot involved. And so when the Porch person called, I believe it was René, and just asked, what is most pressing to you right now? How can we help? And that was beautiful because I had so much going on at the time.

And really the most urgent thing was to find homeowner’s insurance. That was my pressing top of the list had to get done as soon as possible. But not having a lot of time. I’m very busy, single mom of 3. I probably work about 50 hours a week. And I don’t have a lot of time to go hunting around for insurance. I did not want to go with my current insurance carrier. I’d always wanted to change. I just didn’t have time to pick up the phone, do the searches on online.

And so for René to say, “Hey, here’s a suggestion, would you like to be connected to elite insurance. And while we were on the phone, he said I’m going to contact -- connect you to [ Madelin ]. And he said, “I just want to make sure the call is connected. And then I’ll be sure to follow up with you to make sure you receive the services or support you needed. So he connected me with [ Madelin]. She was wonderful. And I think the biggest thing is listening, listening to my particular needs. What I was currently paying, what matched my interest. She gave me a lot of options. Do you want to bundle with your auto insurance. And I always wanted to. And so she did the legwork for me, [ Madelin], and she sought out the best deal possible for me. It took her just a little while to do that and get back with me the same day, I believe, to let me know what my options were. So she didn’t press as to what I should do. She just said, here are your options, but she did the legwork for me and that was wonderful because I didn’t have time to do all the leg work and the research. She let me know what my options were, and let me choose from there.

I did want to check to see what the numbers were previously, what I was paying, and I knew that there would be some increase. I knew that buying a newer home, the homeowner’s insurance would go up. And I was wondering how much it would and how it would affect my budget, but she just really gave me the options and let me choose. And it was interesting deciding to bundle homeowner and auto package. The homeowner’s insurance did go up, I believe, about $100, but my auto insurance went down $200. So it was wonderful. It was a win-win.

And I think the most important thing is that she did the legwork for me. She gave me the information within the same day, we confirm the policy, I believe, the next day, and it was done. I had all that I needed. She contacted the realtor or the mortgage company to make sure they had all the information that they needed. And I think that was the biggest help, is knowing that she was going to take care of it, and I didn’t have to.

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It was a load off of my shoulders. I know it may seem small, but it was big for me knowing that I didn’t have time to do it. She is going to take care of it. And for some reason, I didn’t worry. I’m not a micromanager, but I am -- I make sure things are done and done efficiently. And for some reason, just the way that she talked with me and responded to my questions and my concerns and my needs. I did not doubt that she would take care of it, and she did. And so later on, René followed up with me to see if I had what I needed. And I said “yes, we’re good.” And he’s like, okay, what’s next on the list. And I loved that because I had a long list of things to do. And for someone to take 1 thing off of my list, it was beautiful. So the next thing was I had to contact all the companies for utilities. And he’s like, why we’re on the phone, and he’s listening to what my needs are, he’s shooting me an e-mail with the information that I need, that’s efficient to me. And I was like, “Oh, my gosh, that’s beautiful. So I was able to take care of utilities in a quick period of time. I’m not new to the area, but there were some changes in utilities, new companies that I have not worked with before. So that got attended to very quickly.

One of them was Internet, which I had not used this company before, and he gave me the contact information. I was able to get service the same day that I moved in, which was really important because based upon my job working remotely from home, I could not have any lag time with my Internet service. So time was of the essence. And working with René, working with [ Madelin ], they were able to support me through minor changes but had an overall major impact. Just the time, the pressure that I was under in getting moved in, getting moved in quickly, it was a huge help to me just to have those things managed for me. I really needed the support at the time, and it was very helpful.

Matthew Neagle

Porch.com, Inc.

Kim, thanks for sharing your experience. Cheryl, let’s hear a little bit about your experience. It’s about your move and how the moving concierge helped you. And if you can comment on how that impacted your satisfaction with your inspector, who I believe was Chris Cook?

Cheryl Pearson

Well, Chris came highly recommended to us, and that would, of course, be through our [ Real Chair ]. He’s with North Atlanta property inspectors. And as soon as -- when he contacted me, when Chris Cook originally sent me the e-mail, it was very professionally done, which was impressive to me. I like that. I don’t know if that’s part of your software or part of his skills, but it was good. And then the follow-up to that was another e-mail, and this is from Ronny and just explaining it, laying it all out. I’m a little bit skeptical by nature, but found that this was actually for real. It was the best value-added or perhaps the only actual value-added gift I’ve ever received for moving.

I’ve gotten bird feeders and dish gardens and trees. And we’ve moved a lot. Also, we had a very short time frame. We found a house, we’re given 21 business days to close, which we thought was impossible, but no, it happened. But because of that extra added pressure on me, Porch was just phenomenal. First of all, we got our homeowners insurance through Porch has been used to be an insurance agent. And instead of him making all these calls for us, someone else did. And I’m so sorry, I’m not as detailed as Kim in knowing everybody’s name, I feel bad because these people were awesome.

And again, it was no pressure. It was just a totally positive, “we’re here for you when you need us” kind of an experience. They took care of Internet. I have to say, I just loathe and despise -- it’s so nice to say this publicly, Comcast, one of the -- Xfinity, they’re all joined together. And it’s very, very difficult to work with them and to have somebody work for us. We too had our Internet and everything installed the day that we moved in. We have our TV hung up above the mantle the day we moved in. People were bringing boxes in and people are moving cords. And everything just came together. And I want to complement Matt if he would be the appropriate person to complement on his vision because this is something that really and truly is helpful to homeowners, and I appreciate it.

Matthew Neagle

Porch.com, Inc.

Well, Cheryl, we were happy to help you. Thank you guys very much for sharing your stories. It’s meaningful to me, to hear those.

Cody, I think we can move to -- if there’s any questions from the audience to share with our panel of inspectors and homeowners.

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Question and Answer

Cody Slach

Gateway Group, Inc.

Sure. One question and maybe it’s not directly related to the homeowners, but I want to -- it’s sort of along the lines of what we’ve been discussing. But do you guys offer any of these types of services for the actual like an executive, a manager, or a CEO or things like that?

Matthew Neagle

Porch.com, Inc.

Do we offer any moving concierge, we are in the early stages and in certain parts of our moving business, we do, do corporate relocation. We actually see that as a big opportunity because all of these capabilities really are the capabilities you get when you are an executive getting a really nice relocation package. And so we do offer the same quality of service that we offer to homeowners, to companies to be able to help their employees and their executives move. And I’m particularly excited about that opportunity for us. I’m also excited that we can offer that to people like Kim and Cheryl when they’re going through there.

Martin L. Heimbigner

Porch.com, Inc.

[indiscernible] we ask that question. I do think that it’s a good question as it is a big opportunity for sure, and we can be able to layer in just a select set of services that aren’t being offered today, like usually in those processes, TV Internet is not set up or TV mounting doesn’t happen or all these other little services. But we can also be able to wrap all of that together and take care of the move because obviously, we’ve gone very deep in whether it’s moving labor or full-service moving. So it’s a good question. It’s a nice opportunity for us.

Cody Slach

Gateway Group, Inc.

Okay. Great. And then this 1 would probably be more better served for the inspector panel. But do you expect the inspection market to consolidate? So there are a small number of large nationwide companies? Or do you expect the market to continue to be fragmented with regional inspection companies like yours?

Matthew Neagle

Porch.com, Inc.

Yes. Go ahead, guys. Go ahead, Dave.

David Sherwood

Yes. So I can tell you after being in when relocation consolidated and developed the ERC form and watch that develop, which by the way, also has an opportunity on the selling side. Oftentimes when the inspector comes up with things that have to be done, there is -- they’re under a time line to get contractors in and get that work done. So Matt, when you talked about connecting on the buyer side, there’s also in the relocation and the seller side that can be helpful.

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But I don’t -- I do see that there is going to be uniformity. We’ve already started to develop that uniformity across the nation. And that’s happened through associations. And it’s gotten pretty strong. I don’t see it ever breaking to a point where you’re going to have just a few major players in the industry. It doesn’t work that way because our main resource is realtors. They’re always going to have their inspector that they like or their system that they like. And so I think where we’re at in growing, technology-wise and growing as individual companies, is the direction that we’ll be moving in, and that seems to be where we’re going.

Cody Slach

Gateway Group, Inc.

Thank you. So this question is for -- directed to Austin and Dave. What portion of your customers interact with moving the moving concierge and take advantage of these services?

Dave Klima

Yes. I think I said that earlier, but I’ll give the stats again.

Matthew Ehrlichman

Porch.com, Inc.

I think he’s asking the other Dave, actually. I think he’s trying -- I think investor always ask me for as much funnel details as they can possibly get and we give them very little. And so I will turn the question over, they’re going to take advantage of having you guys here to try to get more details than I provide, but you don’t have to provide any more than you’d like to, certainly.

Cody Slach

Gateway Group, Inc.

Yes. It was directed towards Austin and Dave Sherwood. Just for -- yes.

David Sherwood

So I can tell you at my end, we do an average of 3,000 inspections a year. We’re growing. We anticipate over the next 5 years that, that will be doubled to triple. Right now, the information that I have pulled extracted is that we’re right in about the 70%. 70% of our clients engage with Porch. And I think we were at 74% at one point, being at 70% and about 67% of them use Porch multiple times.

Cody Slach

Gateway Group, Inc.

Got you. Okay. Let’s see here.

Matthew Neagle

Porch.com, Inc.

Maybe one more question, Cody, if there is anything else. Just I want to make sure we get through the product session to have some open time at the end.

Cody Slach

Gateway Group, Inc.

Yes. The rest of the questions would be more investor related, so you can proceed.

Matthew Neagle

Porch.com, Inc.

Okay. All right. I just want to say Dave, Dave, Austin, Kim, Cheryl, just thank you so much for giving your time. Really do appreciate it. Very great kind of you guys. You’re welcome to stay on if you’re curious, you -- certainly feel free to drop if you’d like to go at this point. But thanks so much.

David Sherwood Thank you, Matt.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Presentation

Cody Slach

Gateway Group, Inc.

Thank you. Okay. Nicole, let’s transition to a product update. Perhaps if you can take -- let’s just say, 15 to 20 minutes, let’s say, 20 minutes all out for product demo, product road map, maybe save a little bit of time for a couple of questions if there is anything instructed right at you. I’ll keep enough time for ball on Q&A and just a quick business update.

Nicole Pelley

Sure. Hi, everyone. I’m Nicole Pelley, the VP of Product here at Porch. I’ve been with the company for about 3.5 years. It’s been a really fun journey with Porch to see the evolution of our technology and products over the last 3.5 years, a lot has changed. And I’m really excited to share some of our products with you, and then a look into our 2021 road maps.

To start, I’ll do a bit of a demo. So I’ll walk you guys through our inspection CRM software, so you can see an example of some of the software we offer to companies. And then I’ll also walk you through the consumer experience. So I’ll show you our moving checklists and some of the technology that we’re able to offer to consumers in addition to having the moving concierge team help those consumers as well. It’s also really fun have just heard from Dave, David, Austin, Kim and Cheryl because I can show you guys some of what they were talking about as we go through that.

So to start, I’ll go ahead and share my screen here. So to start, I’ll just jump straight into our inspection support network product. So this is our Inspection CRM product. And you guys are seeing the homepage. This is a highly configurable piece of software for inspection companies to be able to run their business. So an inspection company is able to modify really anything they want, to see the appropriate widgets that are most helpful to their business when they log in.

So typical things that they will see is what’s happening today, what type of income, how am I trending, those are very common things that inspector would take a look at on a day-to-day basis. Through the Inspection software, an inspection company is able to manage all of their inspections. And so they’ll clearly have every inspection logged in our software, and they’ll keep track of it here. They’re also able to keep track of all of their calendars, so I’ll just jump in and show you this, but what they can keep track of is every single inspector that they have in their business, what their schedule looks like and what availability they have.

And what’s great about this is our software is enabled to unlock online scheduling. Because we know every single inspection, we know every single inspector within the company, we know what their schedule looks like, we know when they’re booked and we know where they’re booked at. So where that inspection is happening, we know what slots we can open up online. And so that was a nice value add to all of the inspection companies to be able to offer that online scheduling capability.

An inspector then is able to keep track of all of their clients and all of their agents. And so I think Austin highlighted it a little bit, but agents are the primary customer of an inspector. And so -- especially companies really want to make sure they’re doing a great job with their agents. And so what they’re going to be doing is they’re going to our software where they’re going to be able to keep track of all of the agents that they work with, how often they work with them, when they lasted in an inspection with them. And so this is a really nice way for them to take advantage of some of the tooling that we have to be able to market out to agents and to follow up with agents.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

And one of the things I really like is that we’ve built some tooling for inspectors to be able to offer to agents. And so this is an example of a portal that an inspector is able to offer to their agents. And so Susan works for Keller Williams, Susan can log in, see her inspection. So right in here, she can easily see the inspection she has done with this company. She can get access to inspection reports. So really easy and nice tool that an inspector can offer to their agents as a nice value add of working with them and using our software.

I think it was Dave that highlighted the communication automation, but this is one of my favorite parts of the software as well. So through our software, we can automate both e-mail and SMS communications. And so really through the software, there are a number of different triggers. It can be how many days until the inspection, it can be a number of days post-inspection, it can be if the inspection agreement is signed, if an inspection is paid. But all of that communication via e-mail or SMS can be automated. It can be automated to go out to the consumer that we are doing the inspection for, it can be to the buyer’s agent, the seller’s agent, the seller, you name it, they can do it through our software. And so this is really nice because an inspector and an inspector company no longer have to worry about a lot of that communications that is happening. It can all be automated through our system.

Lots of tooling capabilities in here, like I said, by far the most robust software in the industry, same with reporting, just a ton of different pre-built reports and then an inspector can create customer reports. This is one of my favorites, just a really quick way to see how you’re trending year-over-year, just to keep tabs on your business.

And then the last thing I’ll just show you quickly within this software is the office settings. This should give you a sense for how much -- how many capabilities we have within our ISN product. As you can see here, really, everything can be configured through this software. And so you can see an inspector manages all of their agreements to our software.

So an inspector is able to set up their agreements, have all of those signed electronically through our software they’re able to set up all of their fees, and you can just get a sense for how much configuration we allow through fees per square footage, fees for ZIP Code, property fees, fees per miles, property sales price. You name it, we can do that. And then they also can configure really how everything displays within the software. And so this is just -- it’s a really nice tool that allows an inspector to do anything they really need to run their business and grow their business with us.

So that’s just kind of a quick overview of our inspection software. The way most inspectors work with us is that they do pay with customer access, and they are turning on that program and helping their consumers get help through our moving concierge, which is part of their move. And so once an inspection has happened, the next thing that will take place is that an inspector will share an inspection report. And I just want to really quickly share what that looks like so you have a sense for what a consumer is seeing.

So an inspection report is going to look something like this where there will be pages and pages of issues with a home. And it’s just going to go one after another, kind of what all the issues are with the home.

And so now an inspection has happened, a consumer is making the decision on if they want to proceed with the purchase of the home. And so one of the capabilities that we’ve built in is the ability for an inspector to offer a repair estimate report or for a consumer to purchase a repair some report. And so what that does is it allows the consumer to be able to take that inspection report and actually get the breakout of the price of everything that is wrong in that home. And so you can see here, this is just an example of one of these where we’ll sum all of that up, but we’ll also break it down on a per item basis and actually show kind of what is wrong with the home, what is the efficient and combined costs, as a nice way for both a consumer and for an agent to be able to understand the cost and go through that negotiation process.

Next thing I’ll show you is really around our consumer experience. So now the inspection has happened. The consumer has gotten their inspection report. They’ve gone through that negotiation process. And now they’ve really made the decision to move forward with the home. And this is where the Moving Concierge product comes in. And our Moving Concierge product, it’s a combination of technology and people that help support the consumer through the move. So one of the next thing that’s going to happen is that the inspector will likely have introduced the program. We also will introduce the program to the consumer through an e-mail that they will receive, which will have a link to their moving checklist.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

And so the moving checklist, you can see here, this moving checklist is going to help a consumer with all of the key tasks that they need as part of their move. So you can see here, they can get home insurance quotes on their own, find movers, set up their utilities, TV Internet, change their address, security and then book services, common services that they might need, mounting a TV, those types of things.

We’ve also made it really easy for them to create their own tasks. We want to make sure that this was an all-encompassing checklist to allow consumers to keep track of all of the things that they need and also to have our team help if they like it. So I’d like to walk you guys through a couple of these, getting home insurance quotes, as an example, is one that we have recently launched. And it’s something I’m particularly proud of, of making it just easier for consumers to interact with us in the way that they want. So a lot of technology that we’ve built on the back end to allow a consumer to answer just a couple of quick questions and then get quotes from all of the major carriers.

So you can see here, we’ve built a really simple flow where a consumer answers just a couple of different questions. And then from this, they’ll be able to get quotes. So our system will just come back, and it will share, here’s -- we’ve gone out with the info we know about your home and what you’ve provided. And we’ll provide you quotes from all of the major carriers for your home. You can see, you can get policy details here and schedule a time to purchase with an agent. And as we talk about our road map ongoing, one of the big things we want to go after is allowing a consumer just to be able to purchase online as well.

So other things that a consumer can do from here, get moving quote. So this is another one I really love. So through Hire A Helper, which is our moving brand, a consumer is easily able to come in here and actually get quotes for different types of moves. So if somebody just wants move help, this is a real quote. For [ $21 ] from this mover had great reviews, to be able to help that consumer just with some labor help. If they also need a truck, this is a real folk coming out of our Hire A Helper system and then full service as well. So through Hire A Helper, we’re able to provide really excellent moving capabilities to make sure all of our consumers get the help that they need with their move.

And then one more that I’ll just show you guys is finding setting up TV and Internet. It’s just another big capability we’ve recently launched and making it really easy for a consumer to take care of this. And so a consumer can just jump into that task. And what it will do is we’ll show them all of the major carriers in their area and what the prices are, so they can either -- so we can get this set up online. So they can just go ahead and click order online and complete that purchase path.

So our goal is just to make it as simple as possible. I think Matt kind of highlighted it before, but we believe that the move should feel like it does for CEOs and executives, that when you get -- who get a corporate relocation help, that everything gets hammered for them. And so we believe we can bring this experience to everyone, and that’s really what we are building out here today.

With that, I’m going to go out and jump into our road maps. So we’ll start on the vertical software road map. So these are really going to be the software that we provide to companies and walking through where we’re going with the software there.

The road map that I am showing you is going to be a subset of the overall functionality that we plan to build, and there could be some changes here. I also am going to go a little bit deeper on a few of these items just so we can talk in a bit more detail.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

But across our verticals, we’re really focused on 2 key things. One is growing the number of companies using our software and services; and two is increasing the value of each company using our platform, both by having more companies pay us with access to their customers and by increasing the value of each of those consumers by helping them with more and higher-value services.

So those are really kind of the overall themes that you’ll see as we walk through the road map. Within our Inspection software, so within inspection vertical, we’re going to continue to grow market share. And to do that, we’re going to be focused on continued iterations of our UI. We want to make sure that we have the best in ease of use -- easiest to use software. We’re going to be launching a simpler version of our product via the ISN app in order to better meet the needs of smaller inspection companies and we’ll be increasing the services we can offer to inspectors. And so those are things like marketing tools, bookkeeping, payroll accounting.

In addition, to increase the value of companies, we’ll be focused on growing the number of inspectors that pay with customer access. So we’re looking at additional benefits. things like additional modules, different payment structures or some ideas so that we can continue to get more adoption of the pay with customer access. And just as a note, north of 75% and sometimes up to 90% of new inspectors choose to pay with customer access. So a lot of this is really about making sure we have the right value prop and going back to some of our older inspection customers to get them on board here.

Within the moving industry, our focus is really around making sure that we have all the moving options for consumers and growing the number of companies on our platform to support all the different types of moves that a consumer would want to do. We’ve really excelled in the labor only type move, and we’ve continued to grow into movers and trucks and long-distance moving, and that’s been a big growth area for us. And so 2021 is really going to be about continuing to build out the capabilities to allow a consumer to use our moving services for any type of moving that they’re looking for. And this is something I’m particularly excited about because we just do such a great job for consumers who use our moving services. And so companies love to be on our platform, and we can do a really great job for consumers. And so by being able to have all the different options for our consumer, we can just do more and help more consumers here.

And then within the home services vertical, we’re going to be continuing to grow the number of contractors using our software. We’ll be doing that through unlocking franchises and expanding into new service types and verticals. To increase the value of companies, we’ll be looking to do things like integrating payment processing, launching CRMs, things along those lines. So lots of opportunities here as well. So as related to just a bit of a subset, but I wanted to share at least at a high level where we’re going with many of our road maps for our company software.

One thing I wanted to go into in a bit more detail is the ISN app. So this is a big opportunity for us to capture inspectors that don’t yet need the full value of our software. So as I went through in that demo, the ISN software is super robust, really can do anything that an inspection a company needs. But there are many inspectors that are smaller and they really -- they still run their business off paper and pen or an Excel spreadsheet. And so we want to be able to have the right tooling to help them grow their business into needing our full software suite. So this is something we’ll be looking to launch for those smaller inspectors. And we’ll be continuing to add new modules, some of which will be priced for additional fees, some of which will be included when a company is paying with access. The app will be simple, modern and we’re going to make sure that we continue to be well ahead of any competition here.

So now I’ll go ahead and jump into the consumer side of the road map. Our consumer experience road map is focused on providing a great customer experience to our consumers, increasing margin per mover and really building the foundational consumer experiences to tie all of our expenses together to make sure that we are helping our consumers for moving to improving and everything [indiscernible].

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

So as we think about the mover experience, we’re focused on making it easier for consumers to engage with us in the ways that they want. They’re continuing to build out our technology platform to support self-service and with that, including self-service insurance binding. And when I say binding, that’s really the purchase flow of insurance. We’re also going to be looking to launch proactive quoting, increasing engagement in connection with the Moving Concierge, continued iterations of our Mover dashboard, and then potentially looking to add a new move-related service, just to make sure that we are helping consumers with all the key needs that they have. We also expect to launch our consumer app later in 2021, which will pull together the Move experience and supporting the consumer through the rest of their home journey. I’ll cover each of these in a bit more detail here in a minute.

So the first one I want to go into a bit more detail on is self-serve insurance. So many consumers want to engage with a human, but many consumers want to take care of tasks on their own. And so we’ve seen a big investment in technology to make sure that consumers can self-serve. And so I just showed you guys our self-serve quoting capabilities. And the next phase of that is self-serve binding, allowing consumer to get a quote and then to be able to purchase all of their own. So going deeper into insurance and making it easier and easier to have insurance set up instantaneous instantaneously is just a big opportunity for us, and it’s a big area for us to continue to deliver on our value prop to consumers of saving them time and just helping me that helping them make better decisions.

The next area we’ll go into is continuing to improve the Move journey. And this is one, Dave Klima hit on it, Kim hit on it a little bit in our customer panel. But we want to make sure that we are providing the best, best experience for our consumers, and we want to continue to innovate here. Not [indiscernible] but we do want to make it feel like that corporate relocation experience. We want to bring that to all consumers.

So as an example, we want to practically help consumers by getting quotes for common services and providing those to a consumer via e-mail or SMS also through our Concierge team to support that consumer. Imagine getting a text from your Concierge that says they’ve looked into all the TV and Internet deals for you. They’ve evaluated which one’s the best, who’s running detail -- or who’s running deals and what they recommend for you to purchase. That’s what we can bring to market. In addition, we’ll continue to make it easier for consumers that connect with us in the way that they want. So if you want to SMS with us, do you want to set an appointment like Dave mentioned, and you want to talk to us while you’re at the inspection, we want to make sure all of those things can happen. Well, certainly some of the other items that Dave highlighted, we want to test some things around having reps associated to a specific inspector, things along those lines. So we’re going to continue to innovate, continue to make sure that we are providing the best possible experience to our consumers, saving them time and helping them make better decisions.

And then the last thing I wanted to go into in a bit more details on our consumer app. This is something I’m particularly excited about and something we’ve been doing vision work on for quite a while. So looking forward to bringing this to market and later 2021. So the consumer app is something that we will have, that will tie together the moving checklist, the home data from the home inspection, a consumer’s to-do list, recommended maintenance and helpful tips to provide a quality product to support consumers for moving to improving and everything in between.

A couple of things that I think are really important and why we’ll win here is, one, we’re going to be able to pull in data from the home inspection. So we’re going to know all of this great data about the home, and we can help make it so easy for our consumers so they don’t have to enter anything into this application. Imagine being able to jump in here and have your insurance, have your hot water heater, your furnace, all of those details already preloaded in for you. We can also provide tips to consumers to make the home easier. You can have the app telling you that your furnace is 13 years old, and the average lifespan is only 15, and giving you tips on what you should be budgeting, what the top rate of furnaces are, potential discounts, contractors that can help, all those types of capabilities. We can also track them to-dos, contractors or customers use in light, key systems in the home, who their different home services providers are, like their home insurance, security, those types of capabilities. So really excited to bring this to market. I think it’s going to add a lot of value to consumers and extend the relationship with them.

And the last thing I just want to hit on is our platform. There’s a lot of really great work happening on our technology platform, from an internal tools perspective and from a data perspective. Our internal tools platform is what allows us to get quotes almost instantaneously for consumers. So that’s a big investment that we’ve made in the past. And we’ll continue to invest in building great technology to help support our consumers. These end up being really foundational capabilities, and I’m excited about to provide that great experience and continue to support personalization. So I think that covers that. I’m pretty excited about where we’re heading into 2021. And I think, Matt, do you want to open it up to some questions?

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Question and Answer

Matthew Neagle

Porch.com, Inc.

Yes. Let’s see from Cody if anything’s come in. We can take a few questions, then we can keep moving to updates.

Cody Slach

Gateway Group, Inc.

Yes. It looks like...

Matthew Neagle

Porch.com, Inc.

There’s going to be time for Q&A at the end also.

Cody Slach

Gateway Group, Inc.

Yes. It looks like we just had two quick ones. So What’s the thinking behind building an ISN mobile app versus building a mobile web experience? And then the same question regarding the consumer app.

Nicole Pelley

Yes, it’s a good question. And I expect that we’ll do a little bit of both, to be honest. So we already have mobile responsive applications. So anybody that wants to access our tools through the mobile, a mobile device are able to But especially as I think about the consumer app, a native app just will give us a lot more capabilities and allow us to provide a better experience. And I think for certain things, it makes a lot of sense, especially if you’re going to pull up the camera and things on those lines. And so that’s why we’ll likely invest in native apps for certain capabilities.

Matthew Ehrlichman

Porch.com, Inc.

A third question just came in, in terms of how many customers purchase only via the self-service tools. We don’t breakdown just the self-service tools or just over the phone. And I would say that a lot of it is hybrid, where people spend time looking at quotes, people will typically purchase insurance over the phone right now. To Nicole’s point, I would say the vast majority actually right now because that’s the capabilities, they might compare quotes but still purchase through a person.

Over time, we think as we make that easier and easier, you can picture like Nicole is kind of saying, in a world where you can just drop an insurance quote into everyone’s inbox with a one-click buying. Like those are the types of experiences we’ll be able to bring to market uniquely. So again, if we’ve got 2/3 of all U.S. homebuyers, you can do some really pretty exciting things there. But it is a hybrid right now. We don’t provide specific sense. Thank you for the question.

Cody Slach

Gateway Group, Inc.So Matt, in the interest of time, let’s kind of get moving with some of our other...

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Presentation

Matthew Neagle

Porch.com, Inc.

Let’s do it. Let’s do it. Thank you. Okay. So we will wrap with a business section here just a business update. Tom, I think it would be great to start with would be an update as to the SPAC IPO that Porch is going through. Obviously, I think everybody on the phone should know, if you don’t already, that we’re in the final stages of our merger with Property Tech Acquisition Corp. that will result in the current PTAC ticker symbol on NASDAQ switching to PRCH, which will be our go-forward ticker symbol.

So Tom Hennessy, one of the founders, co-CEOs, Property Tech is here. Tom, maybe you can just update on where we are with the SEC and what the current closing time on looks like.

Thomas D. Hennessy

Chairman of the Board, Co-CEO & President

Thanks, Matt. I’m Tom Hennessy, I serve as co-CEO of PropTech. My partner, Joe and I are thrilled to be here with you today and with the Porch leadership. As I’m sure you all agree, and as I’m sure you can see during this presentation, Porch has an exceptional team that is eager to lead this business on to the next step of its journey as a public company. We believe that Porch has all the ingredients to become a very large and enduring company and brand. And for these reasons, PTAC is excited to be a strategic growth partner to Porch management, its employees and shareholders.

So regarding the closing time line, once our S-4 is effective, we will mail the proxy and prospectus to all of our shareholders, many of whom are joining us today. Thereafter, we will hold a special meeting of PTAC stockholders, followed by closing of the business combination. We expect this process to be completed by year-end. As Matt said, 1 day after the closing, our ticker PTAC, which is currently traded on NASDAQ, will flip to Porch’s new ticker, PRCH And we can’t wait to see Porch’s team celebrate the first trade, perhaps even with a virtual bill ringing.

Post SPAC IPO, Porch will be a very well capitalized to pursue its organic growth initiatives. Many of those initiatives were just on display. Nicole walked us through those, very exciting and a very accretive and actionable M&A pipeline, which Matt will go to and discuss further. So Matt, back to you.

Matthew Ehrlichman

Porch.com, Inc.

Yes. Thanks. So we are on the final stretch though, which is fun, it will be good to celebrate the holiday by moving those next chapter for the company.

So Marty and I will hit on a couple of just business updates. As I mentioned at the start, given our proximity to closing this IPO, we’ve been asked by counsel not to provide any numbers or metrics that aren’t included in the S-4. So largely, we’ll be just pointing you to the S-4.

Overall, Q3 was a good quarter. We’re excited, certainly about how we’re set up as we look ahead to 2021 as a public company. Q3’s strong organic execution, our increased investments in sales and marketing and research and development and our robust M&A pipeline does give us confidence in producing strong revenue growth in 2021. We’re not updating guidance today, but we’ll be able to share more in our first quarter investor call after our SPAC IPO has closed.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

So Marty, perhaps you can share some of the other highlights in public KPIs for Q3?

Martin L. Heimbigner

Porch.com, Inc.

Certainly, Matt. Hello, everyone. I’m pleased to say we reported a strong Q3. And while we’re limited in terms of being able to provide financial figures today, given our pending SPAC IPO, our Form S-4 is available online at the SEC’s website for your review. But I would like to share our public KPIs, key performance indicators that are included in the S-4 document.

The COVID pandemic has had a variety of impacts on our business. After a more pronounced drop in volume of activity, in the second quarter, we have seen home sales and inspection volumes recover by the end of June and continue at levels prior to the pandemic into Q3. For home projects, volumes are normalizing with certain categories overperforming, in certain categories underperforming. We continue to see some small businesses in industries like inspection hold off operating their businesses due to COVID-19 and their own safety. As such, the number of monthly active companies increased only slightly between Q3 -- Q2 and Q3, with Porch Group’s average number of active monthly companies at approximately 10,800 for the third quarter.

However, by continuing to have more companies pay with customer access, our increasing revenue per monetized service and growth in transactions across active companies, Porch saw strong growth in average revenue per company at $664 per month, up a bit more than 20% year-over-year. We also saw strong growth in monetized services at approximately 198,000 monetized services in the third quarter 2020, up 9% quarter-over-quarter. Growth in monetized services is not comparable year-over-year, given Porch’s shift from monetizing insurance leads to monetizing insurance sales as a licensed insurance broker through our ELITE Insurance Group brand. With Porch’s continued focus on the highest-value home services such as insurance, revenue per monetized service continued to accelerate to $97, up approximately 30% year-over-year.

The last thing I would mention is that we had several important business development wins in Q3 by our enterprise sales teams. In both our moving and warranty verticals, where we already have major partners, we signed 1 of the last remaining large warranty companies as well as 1 of the last remaining large moving truck companies, both of whom were not yet receiving customer access.

I want to highlight two final things from Q3. We have made significant strides over the last several months, ensuring that the Porch Group is ready to operate as a strong public company. As such, we have strengthened our human capital with several key hires. We’re excited to welcome a new General Counsel, a new VP of Finance and a new Controller to the team. All 3 of these hires have extensive experience with public companies and are already making significant impacts on our operations.

And finally, Porch Group held 2 Analyst Days in October. These were both well received and well attended with 11 sell-side analysts attending the first day and 9 analysts on the second day. We believe that we will have strong sell-side interest, given Porch Software plus our B2B2C transaction business model in the massive $220 billion total addressable market and our strong historic growth.

So with that, I will turn it back to Matt for further comments.

Matthew Ehrlichman

Porch.com, Inc.

Yes. Thanks, Marty. I just want to call out the great work in Q3 by the team. Our insurance brokerage lead insurance group has expanded its licensing in all 50 states. As I mentioned before, it’s grown its team of license agents in order to keep pace with Porch’s large volume with homebuyers and recently launched self-service quoting capabilities to make setting up insurance for one’s home easier like the Nicole has shown.

Our moving services teams, launches here at full-service moving options for consumers have been really well received. For example, we can now coordinate and book truck or storage rentals for our consumers, which has, and we expect will continue to drive strong growth. As Nicole talked through, we’ve recently launched self-service capabilities for TV and Internet as well. I noticed a question that had come in just about that process when somebody orders self-service, is the order conducted fully within the Porch website or is the customer sent out to a third-party site. No, that’s -- the order is conducted on the Porch site. So when people are booking moving, it’s entirely done through our Hire a Helper property, the scheduling, the booking, the payments, insurance the same way where all of that quoting and all that is done on the Porch site, same with TV and Internet.

We do believe that a software plus transaction pricing model is the next wave of how software will be priced. And it allows us to grow by adding more companies and up-selling modules, and create more and more transactional value from each consumer a company provides us. So looking forward to 2021, our M&A pipeline continues to grow We feel excited about our ability to supplement our strong organic growth with strategic and accretive acquisitions. We primarily look at other vertical software companies in existing or new home service verticals. as well as companies that can better help us increase our B2B2C transaction monetization. We operate and think of our M&A team as an enterprise sales effort and it’s often a way to expand our access to more home service verticals and companies less expensively than if we were to sell into those accounts directly.

Okay. That should provide a pretty good update as to where we are. Cody, let’s turn it over to Q&A and use the last 15 minutes here to answer any outstanding questions.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Question and Answer

Cody Slach

Gateway Group, Inc.

Okay. Great. We’ll do. So first question that’s come in is, can you talk to us about who are your comps, who’s the comp set to think about, especially as you guys have this unique business model coming out to the public markets.

Martin L. Heimbigner

Porch.com, Inc.

Sure. Absolutely, Joe, I know it seems like a perfect question for you. Perhaps you can introduce yourself and take that one.

M. Joseph Beck

Co-CEO, CFO & Director

Sure. Thanks, Matt, and thanks, Cody, and thanks for the question. This is Joe Beck, the co-CEO and CFO of PropTech. And I guess I’d say the valuation exercise that we went through, Tom and I, with Porch, was really a triangulation exercise between a number of set of different comps.

And so as we showed here, we pulled together the initial comp set with 3 groups that we felt were most relevant. The first includes real estate software businesses. So you’ll see [ AppFolio ], [ CoStar ] and [ RealPage ] The second includes high-growth and high-margin software businesses that we felt had a similar financial profile to Porch, which we define as companies with greater than 20% year-over-year revenue growth and greater than 75% gross margins. So you’ll see [ Alteryx, HubSpot ], the [ Trade Desk ] and [ Zendesk ]. And the third and final set includes [ Angie Home Services ] marketplace.

So as we show on the slide, Tom and I, we saw Porch’s 3-year revenue growth CAGR of 49%. That’s over the last 2 years and continuing into next year as a real outlier outperforming the comp sets. And we also noted that Porch was right in line with these comps from a gross margin perspective.

And then moving on to valuation against the same set of comps On the top here, you can see Porch’s transaction multiple of 4.4x 2021 revenues, represents just about a 67% discount to the real estate software in the high-growth, high-margin comps and is right in line with the home service marketplace comp.

This next slide really, we think pulls together what we find so compelling about Porch from both the valuation and an operational perspective. So [ The Rule of 40 metric ], which you may be familiar with, as shown here with 2021 revenue growth plus EBITDA margin on the Y-axis and valuation multiples on the X-axis. And we think this shows Porch as a real outlier again, versus the comp set. And from an investor’s perspective, particularly early investors, we think that’s exactly where you want to be in terms of an entry point, which is high end to the left on this chart with attractive growth and efficient margins priced at compelling value.

And so over time, Tom and I, our strong conviction is that with Matt and his team running Porch as a well-capitalized public company, we’ll see Porch grow into the massive home services TAM that they’ve identified. And you’ll see Porch steadily move to the right across this chart, rewarding early investors with consistent multiple expansion.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

So we’re super excited to partner with Matt and his team and look forward to the bell ringing and taking them public.

Matthew Ehrlichman

Porch.com, Inc.

Yes. The one thing I would layer in, just it’s been great talking to many of you through the pipe roadshow process for context, for groups that weren’t involved in that. Porch went out with PTAC to raise a $50 million pipe. This is a number of months ago, we upsized to $100 million pipe there. So later, we upsized $150 million pipe later in the week, which we ended up closing a $150 million pipe. We had around 2x that in orders.

And I think one of the pieces of feedback that we got was tied to comps, what Joe was talking about here, where we included these comps that we think are certainly relevant But the encouragement was to also include the software plus transaction companies that are out there. The Bill.com will be an example that’s been very successful at layering in transactions on top of their software or goose said is in the insurance space with a similar model in terms of how they’re going and doing [ B2C ] transactions or Shopify in some ways in terms of going and embedding themselves in small businesses to monetize them through B2B2C transactions.

The comps that we brought those in and rolled those all the way back, you can see actually when we had negotiated and put the port multiple together was precisely at the lowest point there in March, that dip down, which is perfectly fine. It’s a long game. But you can see what’s happened since then, where the collective comps has obviously changed materially. So we certainly are excited to be able to get through this chapter, complete the merger and be able to start just executing. But this also gives you a sense for when we include those existing comps, Tom talked through and Joe talked through as well as a few of the newer comps, just kind of gives you an update look in terms of where those are right now.

Cody Slach

Gateway Group, Inc.

Great. Thanks, Matt. Next question we have from the audience around acquisitions. So acquisitions has been represented in your presentation as a big proponent or a big component of your growth. So how quickly do you expect to execute on the pipeline? And then walk us through how you think about financing those cash versus stock.

Matthew Ehrlichman

Porch.com, Inc.

Yes, good question. We expect to move quickly as quickly as we can. Certainly, as we represented the M&A pipeline because we have clarity and confidence or else, certainly, we wouldn’t be expressing that publicly. But we do have confidence that we would expect to move quickly Certainly, we’re not going to provide a definitive time line here today, but I can tell you certainly that will move fast.

In terms of how we’ll finance it, we expect to have $200 million give or take in cash, without debt. And so we are well set up to be able to use our cash and our balance sheet to be able to finance those acquisitions, particularly with what the purchase prices look like. the multiples look like. So we will typically use a little bit of equity. Given where we’re valued now, obviously, we would like to minimize using equity and be able to minimize dilution and use that cash that’s on the balance sheet. And so that certainly is our plan out of the gate.

There is some advantages, just as an aside, of using some equity, just to make sure that we align the incentives of the team well. And so that’s certainly an element that we think about when we’re doing M&A, is bringing a strong team in, helping really supercharge that business, helping them really accelerate the growth of that business. And we want to make sure they have aligned incentives. So that’s something we do consider.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Cody Slach

Gateway Group, Inc.

And Matt, as I understand it, that sort of relates to why going public via SPAC. So maybe can you kind of walk through the thought there?

Matthew Ehrlichman

Porch.com, Inc.

Yes. No, it’s a good question and it comes up frequently. Why are we going to go public through us back versus a traditional IPO. I’ve communicated to some people. But as I talked about, it was not our plan, candidly. We -- the plan had been to go public through a traditional path. About a year ago, we became more aware of the SPAC process through conversations with Tom and Joe and with the difference back.

And so over a number of months, we kind of went -- became -- just became better informed to understand the pros and the cons and the math and how that works. The reason that we decided to go public this way, it’s really time. We’re able to get public a full year earlier through this SPAC IPO than a traditional IPO. And for us, we’re able to couple this merger with $150 million pipe that has us very well capitalized as we enter the public markets.

The reason the time makes sense and how the cash can impact us is, going to your point, is M&A. I mean, that taking advantage of that M&A pipeline to be able to accelerate our growth, we think is a really meaningful opportunity for the business and our shareholders.

Cody Slach

Gateway Group, Inc.

Great. Thank you. So another question just came in and it’s for you, Matt. So why does Porch not offer the Porch Concierge services more broadly? Why not make the platform widely available online to all consumers, whether or not they were referred by a Porch inspector?

Matthew Ehrlichman

Porch.com, Inc.

Yes. So it’s a great question. And we certainly will. You can even get a sense for the types of things that we’re building out with the new homepage on the Porch.com site, where we’ll continue to be able to make it available to consumers. But the reality is, if you just look at the math, by focusing on providing software to companies, embedding ourselves deeply in a large number of companies really putting our focus on our energy there has been able to unlock just such tremendous and unique and early access to consumers that we couldn’t have even gotten remotely close to with the direct-to-consumer approach.

And that base of consumers is not only large and early, it’s one that we have this tremendous predictability around because our software is so sticky and so deeply embedded in these companies. It’s just really hard to change. And so the fact that 2/3 of all U.S. homebuyers, give or take, are going through our software each month, I think does kind of shine a light on why that has been the focus for the company to date. But that all said, it is part of our strategy to be able to not only be able to present that for any consumers they can come directly to our site or eventually download the app and handle their move on their own, but also some of the work that’s coming up in the future, and Nicole didn’t touch on this as much. But over time, we certainly are going to want to create more and more engagement with those consumers to help them with everything after their move as well.

But it’s all just part of the journey. We’ve been very systematic and thoughtful, I would say, in terms of what the focus area is at a given moment in time. And I think overall, that has been able to help us build really strong and very defensible moats around the business that others can’t replicate easily.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Cody Slach

Gateway Group, Inc.

Got it. So we probably have time for just a couple more questions. I want to be respectful of the 2 hours we budgeted and people’s calendars. So the next question would be do you have any hesitation from vendor partners that are reluctant to give you access to their customers with concern that they would sell their data to competing vendors or advertise to their customers?

Matthew Ehrlichman

Porch.com, Inc.

Yes. I would say other than just awareness in just these companies being busy, which is probably the #1 reason that 59% of companies still don’t pay with customer access, the others would be just concerns around what happens when you pay with customer access, what happens to the consumer and the consumer experience. Is the consumer going to be sold off as a lead and get bombarded by calls, by insurance companies and moving companies, TV internet companies.

And so the education that we ought to provide is no, it’s not, we wrap this whole experience and something that really is delightful for the consumer by a company providing this experience to a consumer, it actually increases the company’s NPS. All of that is part of the education. And that’s I think why -- and as Nicole mentioned, when new companies come on board, north of 75% of all new companies each month will leave training, paying with customer access. So it’s far and away the better value proposition for them, but it is part of that education. And as we just continue to layer in more services, have more and more self-service tools available for that consumer, make that experience better and better, it just gives that much more of a differentiating lift into the NPS scores of these inspection companies and moving companies, utilities and others. And so that’s part of the journey that we’re on. But that is a reason, and that’s the education we have to provide.

Cody Slach

Gateway Group, Inc.

Great. So maybe a final question. And Matt, I know you touched on it a little bit in the presentation, but it’s surrounding real estate companies. So is there an interest in partnering with real estate firms to provide moving checklist tools and services to all of their clients and also help move people to inspectors who use your software?

Matthew Ehrlichman

Porch.com, Inc.

Yes. It’s an industry. The real estate industry is an industry that we work within. It’s 1 of those 5 industries that we play in today. We have partnerships with large brands like Keller Williams or California Association of Realtors, We haven’t gone as deep into the real estate industry as industries like inspection or moving or utilities just because of the concentration of home buyers per company.

And what I mean there is because of an individual real estate agent is an independent operation, they get to make their own decisions about the consumer experience. An average agent works at about half of a customer per month, about half a home buyer per month, whereas a small inspection company is working with 30 homebuyers per month. And so you get 60x leverage plus in terms of when we go spend time with that company, how many homebuyers and B2B2C transaction opportunities that unlocks. And so we’ve been particularly focused on verticals that create the most leverage and build the highest barriers and moats for the company. That’s where we’ve been focused.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

But that said, there’s certainly opportunity there that we are pushing down. Some of the things that we like, because we work across a number of verticals, when we get access to a consumer from inspections and spectrums, for example, we’re able to drive that demand into moving companies. When we get access to consumers from moving companies, we’re able to drive them into other services that are later, other companies enter later. Getting access and embedding ourselves with real estate brokerages allows us to be able to drive demand back to home inspectors and really lock them in our platform. And so that is part of our strategy as we look forward.

Cody Slach

Gateway Group, Inc.

Okay. Great. Well, I am showing that it’s 1:00 p.m. West Coast time and that kind of wraps up the 2-hour slot. Really appreciate everybody’s time. And Matt, maybe I’ll send it to you for a send-off.

Matthew Ehrlichman

Porch.com, Inc.

No, I just want to express appreciation for the interest and the questions. We are excited, like I mentioned before, about going through our IPO here shortly and starting this next chapter. We’re excited about next year and kind of the future that’s ahead. So thanks for the interest and the engagement, and we look forward to talking to you more as a public company. Have a great holiday, everybody. Take care.

Martin L. Heimbigner

Porch.com, Inc.Thanks, everyone.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

PropTech and Porch Business Combination Summary

On July 30, 2020, Porch entered into a definitive agreement with PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech”), a special purpose acquisition company targeting businesses in the real estate technology industry, which would result in Porch becoming a publicly listed company. Upon closing of the transaction, which is expected to occur in Q4 2020, PropTech will be renamed Porch Group, Inc. and is expected to remain listed on the Nasdaq Capital Market under the new ticker symbol “PRCH.”

About Porch Group

Seattle-based Porch, the vertical software platform for the home, provides software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, real estate agencies, utility companies, warranty companies and others. Porch helps these service providers grow their business and improve their customer experience. As a way to pay for the software and services, these companies connect their homebuyers to Porch, who in turn make the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. To learn more about Porch, visit porchgroup.com.

About PropTech Acquisition Corporation

PropTech Acquisition Corporation is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses focused on real estate technology. For more information, visit proptechacquisition.com.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or PTAC’s or Porch’s future financial or operating performance. These statements are based on the beliefs and assumptions of the management of PTAC and Porch. Although PTAC and Porch believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither PTAC nor Porch can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this communication include, but are not limited to, statements about the anticipated merger closing timing and the ability of PTAC and Porch prior to the merger, and the combined company following the merger (“New Porch”), to: access, collect and use personal data about consumers; execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business; anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; meet the closing conditions to the merger, including approval by stockholders of PTAC and Porch on the expected terms and schedule; realize the benefits expected from the proposed merger; anticipate the uncertainties inherent in the development of new business lines and business strategies; retain and hire necessary employees; increase brand awareness; attract, train and retain effective officers, key employees or directors; upgrade and maintain information technology systems; acquire and protect intellectual property; meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; effectively respond to general economic and business conditions; maintain the listing on, or the delisting of PTAC’s or New Porch’s securities from, NASDAQ or an inability to have our securities listed on the NASDAQ or another national securities exchange following the merger; obtain additional capital, including use of the debt market; enhance future operating and financial results; successfully execute expansion plans; anticipate rapid technological changes; comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations; stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation; anticipate the impact of, and response to, new accounting standards; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; anticipate the significance and timing of contractual obligations; maintain key strategic relationships with partners and distributors; respond to uncertainties associated with product and service development and market acceptance; anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets; successfully defend litigation; successfully deploy the proceeds from the merger; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, the section entitled “Risk Factors” in PTAC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the preliminary proxy statement/consent solicitation statement/prospectus filed by PTAC and other documents of PTAC filed, or to be filed, with the SEC. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PTAC nor Porch undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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PROPTECH ACQUISITION CORPO... ANALYST/INVESTOR DAY - PRELIMINARY COPY | DEC 01, 2020

Participants in the Solicitation

PTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from PTAC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in PTAC is contained in PTAC’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed business combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

Porch and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of PTAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed business combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

Additional Information About the Proposed Business Combination and Where to Find It

The business combination will be submitted to stockholders of PTAC for their consideration. PTAC has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of PTAC and a preliminary consent solicitation statement of Porch, and after the registration statement is declared effective, PTAC will mail a definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PTAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/consent solicitation statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Porch, PTAC and the business combination. When available, the definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of PTAC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/consent solicitation statement/prospectus, and, when available, the definitive proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Matt Glover

(949) 574-3860

PTAC@gatewayir.com

PropTech Contact:

contact@proptechacquisition.com

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